Exhibit 12.1

New Residential Investment Corp.

Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated:

	Three Months Ended March 31, 2014	Year Ended December 31,		December 8, 2011, through December 31, 2011
		2013	2012
Income before equity in earnings of unconsolidated subsidiaries	$34,418	$32,424	$41,247	$714
Fixed charges, as defined	38,997	15,024	704	—
Distributed income of equity investees	11,940	127,310	—	—
Earnings, as defined	$85,355	$274,758	$41,951	$714
Fixed charges, as defined (A)	$38,997	$15,024	$704	$—

Ratio of Earnings to Fixed Charges (A)	2.19	18.29	59.59	N/A

(A) Fixed charges, as defined:
Interest expense	$38,997	$15,024	$704	$—
Preferred dividends and related accretion	—	—	—	—
Fixed charges, as defined	$38,997	$15,024	$704	$—

For purposes of calculating the above ratios, (i) earnings represent “income (loss) before taxes,” excluding equity in earnings of unconsolidated subsidiaries, from our consolidated statements of operations, as adjusted for fixed charges and distributions from unconsolidated subsidiaries and (ii) fixed charges represent “interest expense” from our consolidated statements of operations. We incurred no fixed charges during the period from December 8, 2011, through December 31, 2011. The above ratios are based solely on historical financial information.